UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

Commission File Number: 333-226308

COLOR STAR TECHNOLOGY CO., LTD.

(Translation of registrant’s name into English)

7 World Trade Center, Suite 4621

New York, NY 10007

Tel: +1 (929) 317-2699

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Resignation and Appointment of Independent Directors

Mr. Long Yi, an independent director of Color Star Technology Co., Ltd. (the “Company”), chairman of the audit committee of the board of directors of the Company (the “Board”), member of the corporate governance & nominating committee and compensation committee of the Board, notified the Company of his resignation as a director for personal reasons, effective January 4, 2023. Mr. Yi’s resignation from the Board was not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

Effective on January 4, 2023, the board of directors of the Company appointed Mr. Honglei Jiang as an independent director of the Board, chairman of the audit committee of the Board, member of the corporate governance & nominating committee and compensation committee of the Board to fill the vacancies created by Mr. Yi’s resignation. The biographical information of Mr. Jiang is set forth below.

Mr. Honglei Jiang, has served as the chairman of the board of Beijing Huaihao Education Consulting Co., Ltd. since 2020. From 2017 to 2020, Mr. Jiang served as chief executive officer of Deyi Financial Leasing Co., Ltd. From February 2015 to December 2016, Mr. Jiang served as executive vice president of Kunsheng Financial Leasing Co., Ltd. Mr. Jiang earned his master’s degree in investment economics from Dongbei University of Finance & Economics in 2008, and obtained his bachelor’s degree in economics from Changchun University of Science and Technology in 2005.

Mr. Honglei Jiang does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

Mr. Honglei Jiang also entered into a director offer letter (the “Offer Letter”) with the Company which establishes other terms and conditions governing his service to the Company. The Offer Letter is qualified in its entirety by reference to the complete text of the Offer Letter, which is filed hereto as Exhibit 99.1.

Private Placement

On December 20, 2022, the Company entered into certain securities purchase agreement (the “SPA”) with a certain “accredited investor” (the “Purchaser”) as such term is defined in Rule 501(a) of Regulation D of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to which the Company agreed to sell 1,200,000 ordinary shares, (the “Shares”) par value $0.04 per share (the “Ordinary Shares”), at a per share purchase price of $1.25 (the “Offering”). The gross proceeds to the Company from this offering will be approximately $1.5 million.

The parties to the SPA have each made customary representations, warranties and covenants. The Shares will be issued to the Purchaser upon satisfaction of all closing conditions, including Nasdaq’s completion of its review of the notification to Nasdaq regarding the listing of the Shares.

The Shares to be issued in the Offering are exempt from the registration requirements of the Securities Act, pursuant to Regulation D promulgated thereunder.

The form of the SPA is filed as Exhibit 99.2 to this Current Report on Form 6-K and such document is incorporated herein by reference. The foregoing is only a brief description of the material terms of the SPA, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibits.

Exhibits.

Exhibit No.	Description
99.1	Director Offer Letter, dated January 4, 2023, by and between Honglei Jiang and Color Star Technology Co., Ltd.
99.2	Form of the Securities Purchase Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 6, 2023

COLOR STAR TECHNOLOGY CO., LTD.

By:	/s/ Farhan Qadir
Name:	Farhan Qadir
Title:	Chief Executive Officer

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